FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 5, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	GLENCAIRN GOLD CORPORATION MANAGEMENT INFORMATION CIRCULAR

2	FORM OF PROXY

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting of Shareholders (the “Meeting”) of Glencairn Gold Corporation (the “Company”) will be held at the offices of the Company, 6 Adelaide Street West, Suite 500, Toronto, Ontario, on Thursday, November 29, 2007 at 10:00 a.m. (Toronto time), for the following purposes:

1.

To consider and if deemed appropriate, to pass, with or without variation, a resolution approving the issuance of common shares and common share purchase warrants upon the automatic exercise of subscription receipts and upon the exercise of compensation warrants issued pursuant to the Company’s private placement which was completed on October 22, 2007, as more particularly described in the accompanying management information circular;

2.

To consider and if deemed appropriate, to pass, with or without variation, a special resolution approving the change of the Company’s name to “Central Sun Mining Inc.”, as more particularly described in the accompanying management information circular;

3.

To consider and if deemed appropriate, to pass, with or without variation, a special resolution approving the consolidation of the issued and outstanding common shares of the Company on the basis of one new common share of the Company for every seven common shares of the Company currently outstanding, as more particularly described in the accompanying management information circular;

4.

To consider and if deemed appropriate, to pass, with or without variation, a resolution approving a new stock option plan of the Company, as more particularly described in the accompanying management information circular;

5.

To consider and if deemed appropriate, to pass, with or without variation, a resolution approving amendments to the Company’s share bonus plan, as more particularly described in the accompanying management information circular; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular and a form of proxy. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed October 30, 2007 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 10:00 a.m. (Toronto time) on November 27, 2007 or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof, as the time before which proxies, to be used or acted upon at the Meeting or any adjournment thereof, shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 31st day of October, 2007.

By Order of the Board of Directors

“Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

GLENCAIRN GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Glencairn Gold Corporation (the “Company”) for use at the special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed October 30, 2007 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on November 27, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of October 30, 2007. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on November 27, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depositary Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been given to an Intermediary, at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of October 30, 2007, 281,321,698 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at October 30, 2007. In accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of October 30, 2007, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Yamana Gold Inc.	44,803,870 (1)	15.9%

(1)

According to an insider report filed by Yamana Gold Inc. (“Yamana”) on SEDI. Yamana also holds common share purchase warrants entitling it to purchase an additional 3,490,685 Common Shares and subscription receipts entitling it to acquire, for no additional consideration, an additional 10,551,963 Common Shares and 5,275,981 common share purchase warrants.

Equity Compensation Plan Information

The following table provides details of the Company’s equity compensation plans at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	17,024,001 (2)	$0.69	7,035,168
Equity compensation plans not approved by securityholders	Nil	Nil	N/A
Total	17,024,001 (2)	$0.69	7,035,168

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.
(2)

Includes 500,001 shares reserved for issuance to holders of options outstanding under the Black Hawk share option plan (the “Black Hawk Plan”) in October 2003 at the time of the business combination with Black Hawk Mining Inc. (“Black Hawk”), which were previously approved by the shareholders of Black Hawk.

Existing Stock Option Plan

The Company’s amended and restated stock option plan (the “Existing Option Plan”) was designed to provide a long-term incentive to eligible participants, comprised of employees, officers, directors and consultants. The maximum number of Common Shares that may be reserved for issuance upon the exercise of options granted under the Existing Option Plan is 10% of the number of Common Shares outstanding as at the date of grant of options under the Existing Option Plan and all other security based compensation plans of the Company. As of September 30, 2007, the maximum number of Common Shares that may be reserved for issuance pursuant to the Existing Option Plan is 28,132,169 and there are 17,603,000 Common Shares reserved for issuance upon exercise of options outstanding under the Existing Option Plan, representing approximately 6.3% of the issued and outstanding Common Shares.

The Existing Option Plan provides that no one optionee shall be granted an option which exceeds 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to an option which for any reason is cancelled or terminated without having been exercised is again available for grant under the Existing Option Plan.

Options granted under the Existing Option Plan have an exercise price of not less than the market price, which is defined under the Existing Option Plan as “the volume weighted average trading price of the Company’s common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the option is granted. Options are exercisable for a period not to exceed five years.

The vesting of stock options is at the discretion of the Board. Options granted under the Existing Option Plan are not transferable or assignable and terminate: (i) on the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death, subject to the discretion of the administrator of the Existing Option Plan to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Company; (ii) within a period of six months following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Existing Option Plan does not provide for the granting of stock appreciation rights.

The Board and/or the Compensation Committee of the Board, reserves the right to amend, modify or terminate the Existing Option Plan at any time provided that this right cannot, without the consent of the optionee, adversely affect the optionee’s rights under any option previously granted under the Existing Option Plan. The Existing Option Plan is subject to the rules of any stock exchange on which the Common Shares are listed.

Old Black Hawk Stock Option Plan

In October 2003, as part of the business combination with Black Hawk, options outstanding under the Black Hawk Plan became exercisable into Common Shares. The options continued to be subject to the terms and conditions of the Black Hawk Plan. Options held by directors, officers and employees of Black Hawk who did not become directors, officers or employees of the Company continued to be exercisable for the original terms. No additional options may be granted under the Black Hawk Plan. Options under the Black Hawk Plan terminate 90 days after termination of the optionee’s position with the Company. As of September 30, 2007, there are 450,001 Common Shares reserved for issuance upon exercise of options that remain outstanding under the Black Hawk Plan, representing approximately 0.2% of the issued and outstanding Common Shares.

Statement of Executive Compensation

The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by each of the following executive officers of the Company: (a) the current President and Chief Executive Officer, (b) the former Chairman, President and Chief Executive Officer, (c) the Chief Financial Officer, (d) the former Chief Financial Officer and Executive Vice President, and (e) the other three most highly compensated executive officers who received salary and bonuses from the Company aggregating in excess of $150,000 for the financial year ended December 31, 2006 (the “Named Executive Officers”).

Summary Compensation Table (1)

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation (US$)
		Salary (US$)	Bonus (US$)	Other Annual Compen-sation (8) (US$)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts (US$)
Peter W. Tagliamonte President and Chief Executive Officer	2006 2005 2004	78,519 (2) - -	Nil - -	Nil - -	2,000,000 - -	Nil Nil Nil	Nil - -	Nil - -
Kerry J. Knoll Former Chairman, President and Chief Executive Officer	2006 2005 2004	235,136 181,518 168,971	Nil Nil 15,361	Nil Nil Nil	400,000 Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Denis C. Arsenault Chief Financial Officer	2006 2005 2004	14,346 (3) Nil Nil	Nil - Nil	Nil - -	500,000 - -	Nil - -	Nil - -	Nil - -
T. Derek Price Former Vice President, Finance and Chief Financial Officer	2006 2005 2004	160,921 (4) 165,842 142,089	147,254 (5) 11,521 Nil	Nil Nil Nil	200,000 200,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian J. McDonald Former Chairman	2006 2005 2004	76,419 132,013 122,888	Nil Nil 15,361	Nil Nil Nil	350,000 Nil 400,000	Nil Nil Nil	Nil Nil Nil	282,164 (6) Nil Nil
Gaston Araya Vice President, Operations	2006 2005 2004	163,250 (7) - -	20,000 - -	- - -	300,000 - -	Nil - -	Nil - -	Nil Nil -
Lorna D. MacGillivray Corporate Secretary and General Counsel	2006 2005 2004	137,775 121,700 113,287	Nil 8,250 9,217	Nil Nil Nil	150,000 Nil 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

All dollar amounts referenced in this table are in United States dollars and are referenced to as “United States dollars” or “US$”. The amounts were paid in Canadian dollars and were converted into US$ using the respective annual average noon exchange rates for Canadian dollars in terms of US$ quoted by the Bank of Canada.

(2)	Represents payments from July 1, 2006 and salary from October 1, 2006.
(3)	Represents salary from December 4, 2006.
(4)	Represents salary until October 31, 2006.
(5)	Includes $132,263 payment in recognition of past services.

(6)

Represents payment made in consideration of Mr. McDonald resigning his position as Chairman to facilitate the appointment of a new Chief Executive Officer and the appointment of Mr. Knoll to the position of Chairman.

(7)	Mr. Araya became an executive officer of the Company in April 2006.
(8)	Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the Existing Option Plan.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Peter W. Tagliamonte	2,000,000	28.4%	0.68	0.68	July 20, 2011
Kerry J. Knoll	400,000	5.7%	0.68	0.68	July 20, 2011
Denis C. Arsenault	500,000	7.1%	0.55	0.55	December 19, 2011
T. Derek Price	200,000	2.9%	0.68	0.68	July 20, 2011
Ian J. McDonald	350,000	5.0%	0.68	0.68	July 20, 2011
Gaston Araya	300,000	4.3%	0.63	0.63	April 21, 2011
Lorna D. MacGillivray	150,000	2.1%	0.68	0.68	July 20, 2011

(1)	The class of securities underlying all stock options is Common Shares.
(2)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Existing Option Plan during the financial year ended December 31, 2006 of 7,050,000.
(3)

The exercise price of options is determined based on the volume weighted average trading price of Common Shares on the Toronto Stock Exchange (the “TSX”); for the five trading days immediately preceding the date of grant in accordance with the terms of the Existing Option Plan.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the Existing Option Plan during the financial year ended December 31, 2006 by the Named Executive Officers and the value as at December 31, 2006 of unexercised options of the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized (1)	Unexercised Options at December 31, 2006		Value of Unexercised In-the-Money Options at December 31, 2006 (2)
	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Peter W. Tagliamonte	Nil	Nil	1,000,000	1,000,000	Nil	Nil
Kerry J. Knoll	400,000	80,000	1,600,000	Nil	5,000	Nil
Denis C. Arsenault	Nil	Nil	125,000	375,000	1,250	3,750
T. Derek Price	Nil	Nil	1,100,000	Nil	18,000	Nil
Ian J. McDonald	400,000	158,000	1,250,000	Nil	4,000	Nil
Gaston Araya	Nil	Nil	500,000	Nil	22,000	Nil
Lorna D. MacGillivray	Nil	Nil	450,000	Nil	1,500	Nil

(1)	Based on the closing price of the Common Shares on the TSX on the dates of exercise.
(2)

Based on the closing price of the Common Shares on the TSX on December 29, 2006 of $0.56. These options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Termination of Employment, Change in Responsibilities and Employment Contracts

In August 2004, the Company entered into severance agreements with Messrs. Knoll and McDonald which provide that upon termination following a change of control, the employee would be entitled to 24 months’ salary and benefits (excluding bonus) (the “Severance Amount”) if his employment is terminated other than for cause or disability. Under the agreements, the employee also has the right, for 12 months following a change of control, to terminate his employment under certain circumstances and receive the Severance Amount. The agreements also provide that in the event of resignation or termination following a change of control, options held will vest and will remain exercisable until the expiry of their original terms. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by a majority of the Board or any acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company which is accompanied by a request by that person for representation on the Board and which is not approved by a majority of the directors of the Company. In 2006, Mr. McDonald agreed to resign as Chairman in order to permit Mr. Knoll to be appointed Chairman and Mr. Tagliamonte to join the Company as President and Chief Executive Officer. Mr. McDonald was paid $320,000 (US$282,164) of compensation and his severance agreement terminated on his resignation. On October 22, 2007, Mr. Knoll agreed to resign as Chairman in order to permit Mr. Stan Bharti to be appointed Chairman. The Company has agreed to pay Mr. Knoll his salary and continue his health benefits over the course of the next year and his severance agreement terminated on his resignation.

In August 2003, the Company entered into an employment agreement with Mr. Price as Vice President, Finance and Chief Financial Officer. The agreement stipulated, among other things, that in the event that Mr. Price’s employment was terminated, he would be entitled to 24 months’ salary and certain benefits for up to 26 months (the “Termination Compensation”). In the event of a change of control, as defined therein, Mr. Price would be entitled to resign within 120 days thereof and be paid the Termination Compensation. The agreement also provides that in the event of resignation or termination other than for cause, options held by Mr. Price would vest and will remain exercisable for 26 months after resignation or termination. In December 2006, Mr. Price resigned as Vice President, Finance and Chief Financial Officer. He received a $150,000 (US$132,263) payment in recognition of his services to the Company which is reflected in the Summary of Executive Compensation. Mr. Price’s employment agreement terminated on his resignation.

In March 2007, the Company entered into an employment agreement with Mr. Tagliamonte as President and Chief Executive Officer. The agreement stipulates, among other things, that in the event that Mr. Tagliamonte’s employment is terminated, other than for cause, he will be entitled to 12 months’ salary and benefits increasing to 18 months after three years of employment and 24 months after five years of employment. In the event of a change of control, as defined below, Mr. Tagliamonte will be entitled with “good reason” to terminate the agreement and receive 36 months’ salary and benefits. The agreement also provides that in the event of termination of employment after a “change of control” for other than for cause, options held by Mr. Tagliamonte will vest and will remain exercisable for 36 months after resignation or termination. Under Mr. Tagliamonte’s agreement, “good reason” includes a change in his reporting responsibilities, titles or positions, a reduction in his annual base salary or a material change in his benefits or a relocation of his place of employment or failure of the Company to obtain the express assumption of the agreement by any successor company. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by the Board or the acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company that is accompanied by a request by that person for representation on the Board and which request is not approved by a majority of the directors of the Company.

In December 2006, the Company entered into an employment agreement with Mr. Arsenault as Chief Financial Officer. The agreement stipulates, among other things, that in the event that Mr. Arsenault’s employment is terminated, other than for cause, he will be entitled to 12 months’ salary and benefits increasing to 18 months after three years of employment and 24 months after five years of employment. In the event of a change of control, as defined below, Mr. Arsenault will be entitled with “good reason” to terminate the agreement and receive 24 months’ salary and benefits. The agreement also provides that in the event of termination of employment after a “change of control” for other than for cause, options held by Mr. Arsenault will vest and will remain exercisable for 24 months after resignation or termination. Under Mr. Arsenault’s agreement, “good reason” includes a change in his reporting responsibilities, titles or positions, a reduction in his annual base salary or a material change in his benefits or a relocation of his place of employment or failure of the Company to obtain the express assumption of the agreement by any successor company. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by the Board or the acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company that is accompanied by a request by that person for representation on the Board and which request is not approved by a majority of the directors of the Company.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Company or any of its subsidiaries, being Ronald P. Gagel (Chairman), Bruce Humphrey and Patrick J. Mars. At December 31, 2006, the members of the Compensation Committee were J. John Kalmet (Chairman), Ronald P. Gagel and Patrick J. Mars.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:

(a)	base salary;
(b)	bonus; and
(c)	long-term incentive in the form of stock options granted in accordance with the Existing Option Plan

Salary levels were initially set in October 2003 following the business combination with Black Hawk, when the Compensation Committee met and reviewed and adjusted compensation, as recommended by management, including salaries and/or stock options of officers, directors and employees of the Company. The Compensation Committee also took into account contractual obligations with certain senior employees. The compensation of each officer and employee was compared to other positions within the Company and with comparable positions in peer group companies in the mining industry. The Compensation Committee found that the compensation recommended by management, while competitive, was slightly lower than the average for peer group companies. While a full review was deferred at that time, the Compensation Committee concluded that the compensation of certain executives was significantly below average. The Compensation Committee approved the recommended compensation, finding the level of compensation appropriate for the Company’s stage of development.

Early in 2006, salary levels were reviewed to consider the competitive market for employees in the mining industry. Executive salary increases were deferred until the Bellavista mine, having just achieved commercial production during the month of December 2005, had completed several months of production. It was also agreed that more time was needed for the operations at the Limon Mine to become normalized after the suspensions due to work stoppages in November 2005 and the first quarter of 2006. In June 2006, Mr. Knoll’s salary was increased to $300,000 in recognition that his salary had been well below peer company levels. Other salaries, including Ms. MacGillivray’s salary, were increased by 10%.

In December 2006, the Compensation Committee reviewed compensation for 2007 to ensure the compensation was competitive in light of mining industry competitive increases of 3.5% to 7% were approved including a 3.5% increase for a Named Executive Officer. The Compensation Committee also approved the reduction of Mr. Knoll’s base salary by 50% to $150,000 to reflect that he would be working half time as Executive Chairman in 2007.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of the compensation package necessary to recruit executives to join the Company, competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played and is expected to play in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives and are determined on certain criteria, including personal performance, team performance and/or the Company’s operating and financial performance. Bonuses are generally granted based on a combination of a percent of salary, this percentage reflecting the Company’s operating and financial performance, adjusted to reflect the individual’s contribution to the achievement of the Company’s goals and its operating performance. With the introduction of the Company’s share bonus plan (the “Share Bonus Plan”), approved by shareholders in May 2007 and intended to be implemented, as amended, following the Meeting, the Company will have an additional long-term incentive component of compensation to provide to senior employees who have contributed to the Company’s performance. The Share Bonus Plan will provide the Company with a non-cash component to further encourage share ownership by key employees.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Existing Option Plan (to be replaced by a new stock option plan – see “Approval of New Stock Option Plan” below). The options granted permit executives to acquire Common Shares at an exercise price equal to the market price of such shares, as defined in the Existing Option Plan, on the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The Compensation Committee reviews and makes its recommendations to the Board with respect to the Chief Executive Officer’s compensation. The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. Mr. Tagliamonte’s base salary was set at $330,000 through negotiation when he joined the Company. It is below the average for peer group companies. As a long term incentive, Mr. Tagliamonte was granted 2,000,000 stock options with five-year term vesting as to 1,000,000 in October 2006 when he assumed duties on a full time basis with the balance vesting on the first anniversary of the date of grant, May 30, 2007. Since the Chief Executive Officer’s base salary is lower than half of Chief Executive Officers of peer group companies, the greatest emphasis continued to be placed on the stock option component. In setting the Chief Executive Officer’s salary in May 2006 when Mr. Tagliamonte joined the Company, the salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s past experience and potential contribution to the Company’s growth strategy were considered.

The foregoing report has been submitted by:	J. John Kalmet (Chairman) (since resigned)

Ronald P. Gagel

Patrick J. Mars

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2001 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold (Sub Industry) for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 2001 through 2006.

	2001	2002	2003	2004	2005	2006
Glencairn Gold Corporation*	$100.00	$295.45	$477.27	$250.00	$195.45	$254.55
S&P/TSX Composite Index	$100.00	$87.56	$110.96	$127.03	$157.68	$184.89
S&P/TSX Composite Index Gold (Sub Industry)	$100.00	$125.92	$146.83	$135.26	$164.05	$210.02

* Based on the trading prices for the Common Shares on the TSX from October 24, 2003 and on the TSX Venture Exchange prior to that date.

Compensation of Directors

Effective May 10, 2005, the Compensation Committee and the Board approved that payment to all non-management directors of an annual director's fee of $15,000, payable quarterly and a participation fee of $500 per board or committee meeting, along with out-of-pocket expenses relating to attendance at a board or committee meeting. In addition, the Chairman of the Audit Committee is paid an extra $5,000 per annum, payable quarterly and all the members of the Audit Committee are paid an additional $250 per Audit Committee meeting. During 2006, an aggregate of $29,000 was paid to the seven non-management directors in meeting fees and an aggregate of $77,483 was paid in annual fees. Other than the fees set out below and the benefits that may be realized from options to purchase Common Shares, the directors of the Company were not compensated by the Company or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2006.

Name	Board Annual Retainer ($)	Audit Committee Chair Retainer	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Total Fees Paid In Cash ($)
Gordon F. Bub	3,750		1,000 (based on 2 Board meetings attended)	750 (based on 1 committee meeting attended)	5,500
Donald K. Charter	15,000		2,500 (based on 5 Board meetings attended)	2,250 (based on 3 committee meetings attended)	19,750
Ronald P. Gagel	15,000		3,500 (based on 7 Board meetings attended)	5,250 (based on 8 committee meetings attended)	23,750
J. John Kalmet	15,000		3,500 (based on 7 Board meetings attended)	1,500 (based on 3 committee meetings attended)	20,000
Patrick J. Mars	15,000	5,000	2,500 (based on 5 Board meetings attended)	5,250 (based on 8 committee meetings attended)	27,750
Ian J. McDonald	8,733		1,000 (based on 2 Board meetings attended)	N/A	9,733 (1)

(1)	Mr. Bub ceased to be a director on May 9, 2006.
(2)	Mr. McDonald became a non-management director in June 2006 and resigned as a director on October 22, 2007.

The following table sets forth certain information regarding options granted under the Existing Option Plan to the directors of the Company, other than Messrs. Knoll, McDonald and Tagliamonte during the financial year ended December 31, 2006.

Name	Securities under Options Granted	Exercise Price ($/security)	Expiration Date

Donald K. Charter	150,000	0.68	July 20, 2011
Ronald P. Gagel	175,000	0.68	July 20, 2011
J. John Kalmet	200,000	0.68	July 20, 2011
Patrick J. Mars	200,000	0.68	July 20, 2011

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed below, no director or executive officer of the Company who has held such position at any time since January 1, 2006 or any associate or affiliate of such directors or executive officers has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

The following directors and executive officers of the Company have an interest in the Securities Issuance Resolution (see “Approval of Issuance of Securities upon Automatic Exercise of Subscription Receipts and Exercise of Compensation Warrants” below) as they each purchased securities pursuant to the Company’s private placement which was completed on October 22, 2007: Ronald Gagel, Director of the Company; Bruce Humphrey, Director of the Company; Patrick Mars, Director of the Company; Peter W. Tagliamonte, President, Chief Executive Officer and Director of the Company; Denis Arsenault, Chief Financial Officer of the Company; and Graham Speirs, Chief Operating Officer of the Company.

The directors and executive officers of the Company have an interest in the New Option Plan Resolution and the Share Bonus Plan Amendments Resolution as such persons are eligible to participate in such plans.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company or any associate or affiliate of an informed person has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

During 2006, the Company provided management and administrative services and office space to Thompson Creek Metals Company Inc. (previously, Blue Pearl Mining Ltd.). During 2006, the Company was paid US$287,000 for such services, including rent. The agreement was terminated effective March 1, 2007. Messrs. Knoll, McDonald and Arsenault and Ms. MacGillivray are also directors and/or officers of Thompson Creek Metals Company Inc.

Approval of Issuance of Securities upon Automatic Exercise of Subscription Receipts and Exercise of Compensation Warrants

Pursuant to a private placement (the “Private Placement”) completed on October 22, 2007, the Company issued an aggregate of 40,000,000 units (the “Units”) of the Company, each Unit comprised of one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”), and 133,670,000 subscription receipts (the “Subscription Receipts”) of the Company at a price of $0.15 per Unit or Subscription Receipt, as the case may be, for aggregate gross proceeds of $26,050,500. Each Warrant entitles the holder to purchase one Common Share at a price of $0.18 until October 22, 2010. Each Subscription Receipt will be automatically exercised for no additional consideration into one Unit upon satisfaction by the Company of certain conditions, including receipt of the requisite shareholder approval. The Subscription Receipts were issued pursuant to the terms of a subscription receipt agreement dated October 22, 2007 among the Company, Orion Securities Inc. and Equity Transfer & Trust Company. As partial compensation for services rendered in connection with the Private Placement, the underwriters were issued an aggregate of 6,849,750 compensation warrants (the “Compensation Warrants”), each Compensation Warrant entitling the holder to acquire one Unit (with the same terms as those issued under the Private Placement) at a price of $0.15 until October 22, 2009.

The net proceeds from the Private Placement will be used by the Company for development of the Company’s Libertad mine in Nicaragua, for exploration at the Company’s mineral properties and for general working capital purposes.

Pursuant to the Private Placement, the following Common Shares were issued or made issuable, representing approximately 112% of the issued and outstanding Common Shares prior to the completion of the Private Placement:

Description	Number of Common Shares Issued/Made Issuable

Comprising part of Units (1)	40,000,000
Issuable upon exercise of Warrants comprising part of Units (1)	20,000,000
Issuable upon exercise of Subscription Receipts	133,670,000
Issuable upon exercise of Warrants issuable upon exercise of Subscription Receipts	66,835,000
Issuable upon exercise of Compensation Warrants	6,849,750
Issuable upon exercise of Warrants issuable upon exercise of Compensation Warrants	3,424,875
270,779,625

(1)	Under 25% of the issued and outstanding Common Shares prior to completion of the Private Placement, therefore, not subject to shareholder approval.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Securities Issuance Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to issue the Units upon the automatic exercise of the Subscription Receipts and upon the exercise of the Compensation Warrants.

The Board and management recommend the adoption of the Securities Issuance Resolution. Pursuant to the requirements of the TSX, the issuance of Units upon the automatic exercise of the Subscription Receipts and upon the exercise of the Compensation Warrants must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting, excluding insiders of the Company who purchased an aggregate of 17,026,269 Subscription Receipts, representing approximately 12.7% of the number of Subscription Receipts issued pursuant to the Private Placement. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Securities Issuance Resolution.

The text of the Securities Issuance Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

The issuance of 133,670,000 Common Shares and 66,835,000 Warrants upon the automatic exercise of the Subscription Receipts be and is hereby authorized and approved and any officer or director of the Company is hereby authorized and approved to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, certificates representing the Common Shares and Warrants issued upon the automatic exercise of the Subscription Receipts;

2.

the issuance of 6,849,750 Common Shares and 3,424,875 Warrants upon the exercise of the Compensation Warrants be and is hereby authorized and approved and any officer or director of the Company is hereby authorized and approved to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, certificates representing the Common Shares and Warrants issued upon the exercise of the Compensation Warrants; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Amendment of Articles – Change of Name

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Name Change Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its articles to change the Company’s name to “Central Sun Mining Inc.”

The Board and management recommend the adoption of the Name Change Resolution. To be effective, the Name Change Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Name Change Resolution.

The text of the Name Change Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

The Company is hereby authorized under section 173 of the Canada Business Corporations Act to amend its articles to change the Company’s name to “Central Sun Mining Inc.” or such other name as may be approved by the directors of the Company and is acceptable to the Registrar of Corporations under the Canada Business Corporations Act, the Toronto Stock Exchange and the American Stock Exchange;

2.

notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Amendment of Articles – Share Consolidation

As at October 22, 2007, following completion of the Private Placement, the Company had 281,321,698 Common Shares issued and outstanding. Assuming the approval of the Securities Issuance Resolution and the issuance of the Common Shares upon automatic exercise of the Subscription Receipts pursuant thereto, there will be 414,991,698 Common Shares issued and outstanding. To reduce the issued and outstanding capital of the Company, the Company proposes that, subject to obtaining all required regulatory and shareholder approvals, the Company’s issued and outstanding share capital be consolidated on the basis of a factor of one new common share in the capital of the Company for seven existing Common Shares (the “Share Consolidation”). Following the Share Consolidation, assuming the approval of the Securities Issuance Resolution and the issuance of the Common Shares upon automatic exercise of the Subscription Receipts pursuant thereto, there will be approximately 59,284,528 new common shares issued and outstanding.

The exercise price and the number of Common Shares issuable under any outstanding convertible securities of the Company, including outstanding incentive stock options and common share purchase warrants, will be proportionately adjusted if the Share Consolidation is effected.

As soon as practicable after the Share Consolidation has been effected, the Company will send letters of transmittal to holders of Common Shares for use in transmitting their share certificates to the Company’s registrar and transfer agent in exchange for new certificates representing the number of common shares to which such shareholders are entitled as a result of the Share Consolidation. No delivery of a new certificate to a shareholder will be made until the shareholder has surrendered his, her or its current issued certificates. Until surrendered, each share certificate representing Common Shares shall be deemed for all purposes to represent the number of new common shares (being one-seventh the number represented by the old share certificate, rounded down to the nearest whole number as described below) to which the holder is entitled as a result of the Share Consolidation.

No fractional shares will be issued if, as a result of the Share Consolidation, a shareholder becomes entitled to a fraction of a new common share. In such case, any fraction will be rounded down to the nearest whole number.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Share Consolidation Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to effect the Share Consolidation.

The Board and management recommend the adoption of the Share Consolidation Resolution. To be effective, the Share Consolidation Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Consolidation Resolution.

The text of the Share Consolidation Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	The articles of the Company be amended to provide that:

(a)

the authorized capital of the Company is altered by consolidating all of the issued and outstanding common shares of the Company on the basis of a factor of one new common share for seven existing common shares; and

(b)

any fractional common share arising on the consolidation of the common shares of the Company will be deemed to have been tendered by its registered owner to the Company for cancellation and will be returned to the authorized but unissued capital of the Company;

2.

notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of New Stock Option Plan

On October 30, 2007, the Board approved the adoption of a new stock option plan of the Company (the “New Option Plan”) which is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of Common Shares. Upon receipt of the requisite shareholder approval of the New Option Plan, 5,500,000 post-Consolidation common shares will be reserved for issuance under the New Option Plan, which will represent approximately 9.3% of the issued and outstanding post-Consolidation common shares after giving effect to the automatic exercise of the Subscription Receipts. Any options granted under the New Option Plan and which have been cancelled or terminated in accordance with the terms of the New Option Plan without having been exercised will again be available for re-granting under the New Option Plan. However, any options granted under the New Option Plan and exercised will not be available for re-granting under the New Option Plan. Upon the approval of the New Option Plan, no further options will be granted under the Existing Option Plan, however, the Existing Option Plan will remain in effect until all options granted thereunder have been exercised, cancelled or terminated.

A copy of the New Option Plan is attached as Schedule “A” to this management information circular.

Under the New Option Plan, stock options may be granted to employees, officers, directors and consultants of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The exercise price per share is not to be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The exercise period for each stock option is not to be more than five years. The New Option Plan allows for the extension of expiry dates of options granted thereunder by ten days in the event that they occur during or soon after a self-imposed blackout period on trading securities of the Company. Options may be granted subject to vesting requirements. The New Option Plan is administered by the Board.

Options granted under the New Option Plan are not transferable or assignable and terminate: (i) within 60 days of the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Company for any cause other than by death, subject to the discretion of the Board to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Company; or (ii) within such period of time following the death of an optionee, not to exceed the earlier of the expiry of the options and a period of 12 months. The New Option Plan does not provide for the granting of stock appreciation rights.

Under the New Option Plan, the Board may from time to time amend or revise the terms of the New Option Plan or may discontinue the New Option Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make the following amendments to the New Option Plan: (i) any amendment to the number of securities issuable under the New Option Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (ii) any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation; (iii) the addition of any form of financial assistance; (iv) any amendment to a financial assistance provision which is more favourable to participants; (v) any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the New Option Plan reserve; (vi) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company; (vii) a reduction in the exercise price of options held by insiders; (viii) an extension of the term of options held by insiders; and (ix) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders. The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the New Option Plan that are not of the type contemplated above including, without limitation, (a) a discontinuance of the New Option Plan; (b) a change to the vesting provisions of a security or the New Option Plan; (c) a change to the termination provisions of a security or the New Option Plan which does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the New Option Plan reserve.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “New Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the New Option Plan.

The Board and management recommend the adoption of the New Option Plan Resolution. To be effective, the New Option Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting, excluding insiders of the Company who may participate in the New Option Plan. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the New Option Plan Resolution.

The text of the New Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT:

1.

The adoption of the New Option Plan by the Company in the form attached to the management information circular of the Company dated October 31, 2007 as Schedule “A” and the reservation for issuance under such plan of 5,500,000 post-Consolidation common shares is hereby authorized and approved;

2.	the Company be and it is hereby authorized and directed to issue such common shares pursuant to the New Option Plan as fully paid and non-assessable shares of the Company; and

3.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Approval of Amendments to the Share Bonus Plan

Shareholders are being asked to authorize and approve a resolution to amend the Share Bonus Plan to (a) increase the maximum number of Common Shares that may be reserved for issuance thereunder from 1,000,000 Common Shares (pre-Consolidation) to 2,500,000 post-Consolidation common shares; (b) remove the provision which limits insider participation in the Share Bonus Plan and all other security based compensation arrangements; and (c) remove the provision that requires the Board to seek shareholder approval to discontinue the Share Bonus Plan. All other provisions of the Share Bonus Plan will remain in full force and effect. The Board has approved the amendments to the Share Bonus Plan, subject to shareholder and stock exchange approvals.

The Company has established the Share Bonus Plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of shares by key directors, officers, employees and consultants. The Share Bonus Plan is administered by the Board. Although approved by the Company’s shareholders on May 17, 2007, the Board has not yet implemented the Share Bonus Plan and, therefore, there have been no Common Shares issued under the Share Bonus Plan. The Board plans to implement the Share Bonus Plan, as amended, following the Meeting.

Under the Share Bonus Plan, the Board may from time to time amend or revise the terms of the Share Bonus Plan or may discontinue the Share Bonus Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make the following amendments to the Share Bonus Plan: (a) any amendment to the number of Common Shares issuable under the Share Bonus Plan, including an increase to a fixed maximum number or a change from a fixed maximum number of Common Shares to a fixed maximum percentage (a change to a fixed maximum percentage which was previously approved by shareholders will not require shareholder approval); (b) any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation; (c) a discontinuance of the Share Bonus Plan (shareholders are being asked to approve an amendment to the Share Bonus Plan to remove this from the list of amendments that require the Board to seek shareholder approval); and (d) any other amendments that may lead to a significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “Share Bonus Plan Amendments Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the amendments to the Share Bonus Plan.

The Board and management recommend the adoption of the Share Bonus Plan Amendments Resolution. To be effective, the Share Bonus Plan Amendments Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting, excluding insiders of the Company who may participate in the Share Bonus Plan. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Share Bonus Plan Amendments Resolution.

The text of the Share Bonus Plan Amendments Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.

The Share Bonus Plan be and same is hereby amended to provide that (a) the number of Common Shares reserved for issuance thereunder be increased from 1,000,000 Common Shares (pre-Consolidation) to 2,500,000 post-Consolidation common shares; (b) the provision which limits insider participation in the Share Bonus Plan and all other security based compensation arrangements be removed; and (c) the provision that requires the Board to seek shareholder approval to discontinue the Share Bonus Plan be removed;

2.	the Company be and it is hereby authorized and directed to issue such additional number of common shares pursuant to the Share Bonus Plan as fully paid and non-assessable shares of the Company; and

3.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006, which can be found in the Company’s annual report to shareholders as filed on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Corporate Secretary and General Counsel of the Company by phone at (416) 860-0919 or by e-mail at lmacgillivray@glencairngold.com.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

Toronto, Ontario

October 31, 2007

SCHEDULE “A”

GLENCAIRN GOLD CORPORATION

STOCK OPTION PLAN

ARTICLE 1

GENERAL

1.1	Purpose

The purpose of this Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Company; (iv) encouraging Eligible Persons to remain with the Company or its Affiliates; and (v) attracting new employees, officers, directors and Consultants to the Company or its Affiliates.

1.2	Administration

(a)

This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the committee.

(b)

Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3	Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

A.	“Affiliate” means any corporation that is an affiliate of the Company as defined in the National Instrument 45-106 – Prospectus and Registration Exemptions;

B.

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Board” means the Board of Directors of the Company or a committee thereof appointed in accordance with the Plan;

D.	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)

as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Company for election to the Board shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.;

E.	“Consultants” means individuals, other than employees and officers and directors of the Company or an Affiliate that (i) are engaged to provide on a bona fide basis consulting,

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technical, management or other services to the Company or any Affiliate under a written contract between the Company or the Affiliate and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner and (ii) in the reasonable opinion of the Company, spend or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

F.	“Company” means Glencairn Gold Corporation and includes any successor corporation thereof;

G.

“Eligible Person” means, subject to the regulations and to all applicable law, any employee, officer, director, or Consultant of (i) the Company or (ii) any Affiliate (and includes any such person who is on a leave of absence authorized by the board of directors of any Affiliate);

H.	“Holding Company” means a holding company wholly-owned and controlled by an Eligible Person;

I.

“Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Company; and (ii) an Associate of any person who is an insider by virtue of (i);

J.

“Market Price” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the Option is granted;

K.	“Option” means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

L.	“Participant” means an Eligible Person to whom or to whose RRSP or to whose Holding Company an Option has been granted;

M.	“Plan” means the Company’s Stock Option Plan, as same may be amended from time to time;

N.

“Retirement” in respect of a Participant means the Participant ceasing to be an employee, officer, director or Consultant of the Company or an Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company’s consent;

P.	“Retirement Date” means the date that a Participant ceases to be an employee, officer, director or Consultant of the Company or an Affiliate due to the Retirement of the Participant;

Q.	“RRSP” means a registered retirement savings plan;

R.	“Shares” means the common shares in the capital of the Company;

S.	“Subsidiary” means a corporation which is a subsidiary of the Company as defined under the Securities Act (Ontario);

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T.

“Termination” means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Company or an Affiliate or cessation of employment of the employee with the Company or an Affiliate as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer or director, the removal of or failure to re-elect or re-appoint the individual as an officer or director of the Company or an Affiliate (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Company or an Affiliate (other than through the Retirement of a Consultant);

U.	“Termination Date” means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

V.

“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

W.	“TSX” means the Toronto Stock Exchange.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4	Shares Reserved under the Stock Option Plan

(a)

The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment or increase of such number pursuant to Section 3.3, is 5,500,000. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan. However, any Shares subject to an Option granted under the Plan and exercised will not be available for re-granting under the Plan.

ARTICLE 2

OPTION GRANTS AND TERMS OF OPTIONS

2.1	Option Grants

Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person, an Eligible Person’s RRSP and an Eligible Person’s Holding Company may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

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2.2	Option Terms

(a)

Options granted must be exercised no later than five years after the date of grant or such lesser period as the applicable grant may require. In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Company, such expiry date will become the tenth day following the end of the blackout period.

(b)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(c)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d)

A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

2.3	Option Price

The Board will establish the exercise price of an Option at the time each Option is granted, provided that such price shall not be less than the Market Price. The Board shall not reduce the exercise price of any outstanding Option.

2.4	Grant to Participant’s RRSP or Holding Company

Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person, will be granted, in whole or in part, to an RRSP or a Holding Company established by and for the sole benefit of the Eligible Person.

2.5	Termination, Retirement or Death

(a)

In the event of the Termination or Retirement of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable within a period of 60 days after the Termination Date or Retirement Date, as the case may be, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 12 months following the Termination Date or Retirement Date, as the case may be, of a non-management director of the Company or an Affiliate, or 36 months following the Termination Date or Retirement Date, as the case may be, in the case of all other Participants. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant, the Participant’s RRSP or the Participant’s Holding Company may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

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(b)

If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant, the Participant’s RRSP and the Participant’s Holding Company within a period after the date of the Participant’s death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant’s RRSP or the Participant’s Holding Company in accordance with the terms of this Plan, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant, the Participant's RRSP or the Participant's Holding Company to purchase the Shares under this Plan.

2.6	Option Agreements

Each Option must be confirmed, and will be governed, by an agreement in a form determined by the Board and signed by the Company and the Participant or an RRSP of which the Participant is an annuitant or the Participant’s Holding Company.

2.7	Payment of Exercise Price

The exercise price of each Share purchased under an Option must be paid in full by bank draft, certified cheque, wire transfer or other means acceptable to the Company at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Company.

2.8	Acceleration on Change of Control

In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to subsection 2.2(b) hereof, if applicable. In any event, holders of Options shall not be treated any more favourably than shareholders of the Corporation upon a Change of Control.

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ARTICLE 3

MISCELLANEOUS

3.1	Right to Terminate Options on Sale of Company

Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Company may give written notice to all Participants advising that their respective Options, including Options held by their RRSPs or Holding Companies, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the Participants, their RRSPs and Holding Companies under any Options not exercised will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.

3.2	Prohibition on Transfer of Options

Options are personal to each Eligible Person. No Eligible Person or RRSP or Holding Company of an Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person or RRSP or Holding Company. If a Participant’s Holding Company ceases to be wholly-owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options in violation of the Plan will not be valid and the Company will not issue any Share upon the attempted exercise of improperly Transferred Options.

3.3	Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional shares. In the event of the reorganization of the Company or the amalgamation or consolidation of the Company with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants, their RRSPs and their Holding Companies as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties. In any event, holders of Options shall not be treated any more favourably than shareholders of the Corporation upon a Change of Control.

3.4	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

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3.5	Amendment and Termination

Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)

any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

(vii)	a reduction in the exercise price of options held by insiders;

(viii)	an extension of the term of options held by insiders; and

(ix)

any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

(b)

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subsection 3.5(a) above, including:

(i)	a discontinuance of the Plan;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

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(c)

Notwithstanding the provisions of subsection 3.5(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subsection 3.5(b), to the extent such approval is required by any applicable laws or regulations.

3.6	Compliance with Legislation

The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Company is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Company will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.7	Effective Date

This Plan shall be effective on October 30, 2007, shareholder approval having been received at the Company’s special meeting held on November 29, 2007.

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EXHIBIT 2

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF GLENCAIRN GOLD CORPORATION FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 29, 2007

The undersigned shareholder(s) of GLENCAIRN GOLD CORPORATION (the "**Company**") hereby appoint(s) Stan Bharti, the Chairman of the Board of the Company, or in lieu of the foregoing, Lorna D. MacGillivray, the Corporate Secretary and General Counsel of the Company, or in lieu of the foregoing, ________________ ______________________________________, to attend and vote on behalf of the undersigned at the Special Meeting of Shareholders of the Company to be held on Thursday, November 29, 2007 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

The undersigned specifies that all of the Common Shares owned by him, her or it and represented by this form of proxy shall be:

(b) VOTED FOR ( ) AGAINST ( ) a special resolution approving the change of the Company's name to "Central Sun Mining Inc.";

(d) VOTED FOR ( ) AGAINST ( ) a resolution approving a new stock option plan of the Company;

(e) VOTED FOR ( ) AGAINST ( ) a resolution approving amendments to the Company's share bonus plan; and

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this __________ day of ________, 2007.

____

Signature of Shareholder

____

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company's transfer agent indicated below before 10:00 a.m. (Toronto time) on November 27, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjournments thereof.**

3. **The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to the provisions of the *Canada Business Corporations Act*, where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (a), (b), (c), (d) and (e).**

4. Proxies to be used at the Meeting or any adjournment thereof must be received by the Company's transfer agent indicated below by 10:00 a.m. (Toronto time) on November 27, 2007 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6. This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

Fax No.: (416) 361-0470